

NEWS RELEASE

FOR IMMEDIATE RELEASE

October 31, 2012

CAPITOL FEDERAL FINANCIAL, INC. REPORTS FISCAL YEAR 2012 RESULTS

Topeka, KS - Capitol Federal Financial, Inc. (NASDAQ: CFFN) (the "Company") announced results today for the year ended September 30, 2012. Detailed results will be available in the Company's Annual Report on Form 10-K for the year ended September 30, 2012, which will be filed with the Securities and Exchange Commission ("SEC") on or about November 29, 2012 and posted on our website, http://ir.capfed.com.

Highlights for fiscal year 2012 include:

- net income of $74.5 million,
- basic and diluted earnings per average share outstanding of $0.47 during the current fiscal year,
- net interest margin of 2.01%,
- repurchased 12,642,502 shares of common stock at an average price of $11.78 per share,
- declared a special year-end dividend of $0.18 per share based on shares outstanding as of October 30, 2012.

Comparison of Operating Results for the Fiscal Years Ended September 30, 2012 and 2011

Net income for fiscal year 2012 was $74.5 million, compared to $38.4 million for fiscal year 2011. The $36.1 million, or 94.0%, increase for the current year was due primarily to the prior year including a $40.0 million ($26.0 million, net of income tax benefit) contribution to the Capitol Federal Foundation (the "Foundation") in connection with the second step conversion and stock offering completed in December 2010 (the "corporate reorganization"). Additionally, net interest income increased $16.2 million, or 9.6%, from $168.7 million for the prior year to $184.9 million for the current year. The increase in net interest income was due primarily to a decrease in interest expense of $34.9 million, or 19.6%, partially offset by a decrease in interest income of $18.8 million, or 5.4%.

The net interest margin increased 17 basis points to 2.01% for the current year, up from 1.84% for the prior year. The increase was largely due to a decrease in the cost of the certificate of deposit portfolio, along with a decrease in costs on Federal Home Loan Bank ("FHLB") advances and other borrowings, partially offset by a decrease in interest income on loans receivable.

The following table presents selected financial results and performance ratios for the Company for fiscal years 2012 and 2011. Because of the magnitude and non-recurring nature of the $40.0 million ($26.0 million, net of income tax benefit) contribution to the Foundation in connection with the corporate reorganization, management believes it is important for comparability purposes to present selected financial results and performance ratios excluding the contribution to the Foundation. **The adjusted financial results and ratios for fiscal year 2011 are not presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").**

		For the Fiscal Year Ended		
			September 30, 2011	
	September 30, 2012	**Actual (GAAP)**	**Contribution to Foundation**	**Adjusted[1] (Non-GAAP)**
		(Dollars in thousands, except per share data)		
Net income (loss)	$ 74,513	$ 38,403	$ (26,000)	$ 64,403
Operating expenses	91,075	132,317	40,000	92,317
Basic earnings (loss) per share	0.47	0.24	(0.16)	0.40 [2]
Diluted earnings (loss) per share	0.47	0.24	(0.16)	0.40 [2]
Return on average assets	0.79 %	0.41 %	(0.27)%	0.68 %
Return on average equity	3.93	2.20	(1.49)	3.69
Operating expense ratio	0.97	1.40	0.42	0.98
Efficiency ratio	43.55 %	68.30 %	20.65 %	47.65 %

[1]The adjusted financial results and ratios are not presented in accordance with GAAP as the amounts and ratios exclude the effect of the contribution to the Foundation, net of income tax benefit.
[2]Due to rounding, the quarterly earnings per share during fiscal year 2011 do not individually add to $0.40 per share.

Total interest and dividend income for fiscal year 2012 was $328.1 million, compared to $346.9 million for fiscal year 2011. The $18.8 million, or 5.4%, decrease was primarily a result of decreases in interest income on loans receivable of $15.7 million and interest income on investment securities of $3.1 million. The average yield on total interest-earning assets decreased 20 basis points, from 3.77% for the prior fiscal year to 3.57% for the current fiscal year, primarily as a result of a decrease in the yield on the loans receivable portfolio.

Interest income on loans receivable decreased $15.7 million, or 6.2%, from $251.9 million for the prior fiscal year to $236.2 million for the current fiscal year. The decrease was the result of a 41 basis point decrease in the weighted average yield on the portfolio to 4.49% for the current fiscal year. The decrease in the weighted average yield was due to loan endorsements and refinances to current market rates, along with originations and purchases at rates lower than the average yield of the existing portfolio.

Interest income on investment securities decreased $3.2 million, or 16.4%, from $19.1 million for the prior fiscal year to $15.9 million for the current fiscal year. The decrease in interest income on investment securities was a result of a $323.9 million decrease in the average balance of the portfolio. The decrease in the average balance was due to calls and maturities not being replaced in their entirety; rather, the proceeds were used primarily to fund loan and mortgage-backed securities ("MBS") purchases and repurchase common stock.

Interest expense decreased $34.9 million, or 19.6%, from $178.1 million for the prior fiscal year to $143.2 million for the current fiscal year. The decrease in interest expense was due primarily to a $17.4 million decrease in interest expense on deposits, primarily the certificate of deposit portfolio, as well as a $9.3 million decrease in interest expense on other borrowings and an $8.3 million decrease in interest expense on FHLB advances. The average rate paid on interest-bearing liabilities decreased 42 basis points, from 2.35% for the prior fiscal year to 1.93% for the current fiscal year. The decrease was due primarily to a continued decrease in the cost of our certificate of deposit portfolio, as well as the renewal/prepayment of FHLB advances to lower rates and higher rate repurchase agreements maturing and being replaced with lower rate FHLB advances.

Interest expense on deposits decreased $17.4 million, or 27.4%, from $63.6 million for the prior fiscal year to $46.2 million for the current fiscal year. The decrease was due primarily to a 44 basis point decrease in the average rate paid on the certificate of deposit portfolio, to 1.60% for the current fiscal year, as the portfolio continued to reprice to lower market rates, as well as to a $166.1 million decrease in the average balance of the certificate of deposit portfolio for the current fiscal year. Additionally, the average rate paid on our money market portfolio decreased 20 basis points to 0.32% for the fiscal year, and the average rate paid on our savings portfolio decreased 33 basis points to 0.16% for the current fiscal year. The decrease in the average balance of the certificate of deposit portfolio was due primarily to a decrease in certificates with original terms-to-maturity of 35 months or less, including the maturity and payout of one retail certificate of deposit related to a legal settlement to which Capitol Federal Savings Bank ("the Bank") was not a party, partially offset by an increase in certificates with original terms-to-maturity of 36 months or greater.

Interest expense on FHLB advances decreased $8.3 million, or 9.1%, from $90.3 million for the prior fiscal year to $82.0 million for the current fiscal year. The decrease in expense was due to a decrease of 51 basis points in the average rate paid, from 3.79% for fiscal year 2011 to 3.28% for the current fiscal year, partially offset by a $121.3 million increase in the average balance. The decrease in the average rate paid was due primarily to advances that were renewed/prepaid during the year. The increase in the average balance was a result of $150.0 million of maturing repurchase agreements being replaced with FHLB advances during the current fiscal year, as rates for FHLB advances were more favorable than rates for comparable repurchase agreements.

Interest expense on other borrowings decreased $9.3 million, or 38.4%, from $24.3 million for the prior fiscal year to $15.0 million for the current fiscal year. The decrease was primarily the result of a $226.8 million decrease in the average balance due primarily to maturing repurchase agreements, the majority of which were replaced with FHLB advances with lower rates than the maturing repurchase agreements.

The Bank recorded a provision for credit losses of $2.0 million for the current fiscal year, compared to a provision for credit losses of $4.1 million for the prior fiscal year. The $2.1 million decrease in the provision for credit losses between fiscal years was due to the continued improvement in the performance of our loan portfolio as evidenced by the decline in our loans 90 or more days delinquent or in foreclosure, and a continued decline in the level of charge-offs. Loans 90 or more days delinquent or in foreclosure decreased $7.0 million, or 26.6%, from $26.5 million at September 30, 2011 to $19.5 million at September 30, 2012. Net charge-offs during the current fiscal year were $2.9 million, excluding the $3.5 million of specific valuation allowances ("SVAs") charged-off during the second quarter of fiscal year 2012 as a result of implementing a loan charge-off policy change as the requirements for the Office of Comptroller of Currency ("OCC") Call Reports do not permit the use of SVAs, compared to $3.5 million of net charge-offs during the prior fiscal year.

Total other expense for the current fiscal year was $91.1 million, compared to $132.3 million for the prior fiscal year. The $41.2 million, or 31.2%, decrease was due primarily to the $40.0 million cash contribution made to the Foundation in connection with the corporate reorganization in December 2010. We currently anticipate the following increases in other expenses during fiscal year 2013: a) a $2.0 million increase in salaries and employee benefits as fiscal year 2013 primarily includes a full year impact of the equity plan awards made in May 2012 and September 2012, b) a $1.8 million increase in communications, information technology and occupancy expense as a result of an increase in licensing and maintenance expenses related to upgrades to our information technology infrastructure, and an increase in depreciation expense associated with the remodel of our Home Office, and c) a $600 thousand increase in advertising expense, which is due primarily to media campaigns that were delayed until fiscal year 2013.

Income tax expense for the current fiscal year was $41.5 million, compared to $18.9 million for the prior fiscal year. The $22.6 million, or 118.9%, increase in income tax expense during the current fiscal year was due primarily to the $40.0 million contribution made to the Foundation during the prior fiscal year, which resulted in $14.0 million of income tax benefit, as well as to overall higher pretax income during the current fiscal year. The effective tax rate for the current fiscal year was 35.8% compared to 33.0% for the prior fiscal year. Excluding a $686 thousand tax return to tax provision adjustment in the prior fiscal year, the effective tax rate for the prior fiscal year would have been 34.2%. The additional difference in the effective tax rate between years was primarily due to the prior fiscal year having higher deductible expenses associated with the Employee Stock Ownership Plan ("ESOP"), due to the new ESOP loan in December 2010 and the $0.60 per share "welcome" dividend paid in March 2011.

Comparison of Operating Results for the Quarters Ended September 30, 2012 and June 30, 2012

For the quarter ended September 30, 2012, the Company recognized net income of $17.7 million, compared to net income of $18.7 million for the quarter ended June 30, 2012. The $937 thousand, or 5.0%, decrease in net income was due primarily to an increase in other expenses of $1.2 million and a decrease in net interest income of $335 thousand, partially offset by a $878 thousand decrease in income tax expense.

The net interest margin increased one basis point, from 2.00% for the prior quarter to 2.01% for the current quarter. The increase in the net interest margin was due primarily to a decrease in the cost of our certificate of deposit portfolio and the renewal of an FHLB advance at a rate less than the existing portfolio, as well as a decrease in the rate of decline of the average yield on interest-earning assets.

Total interest and dividend income for the current quarter was $79.3 million compared to $80.6 million for the prior quarter. The $1.3 million, or 1.7%, decrease was primarily a result of a $1.7 million, or 9.2%, decrease in interest income on MBS and a $374 thousand, or 9.9%, decrease in interest income on investment securities, partially offset by a $671 thousand, or 1.2%, increase in interest income on loans receivable. The decrease in interest income on MBS and investment securities was due primarily to decreases in the average balance of the portfolios as a large portion of the proceeds from matured and called securities were used to purchase a $342.5 million bulk loan package during the current quarter. The increase in interest income on loans receivable was due to an increase in the average balance of the portfolio between the two periods. The average yield on total interest-earning assets decreased three basis points, to 3.47% for the current quarter. The decrease in the average yield was due primarily to cash flows from interest-earning assets being reinvested at lower market rates.

Total interest expense for the current quarter was $33.5 million compared to $34.5 million for the prior quarter. The $1.0 million, or 2.9%, decrease was due to a $588 thousand, or 5.3%, decrease in interest expense on deposits, and a $456 thousand, or 2.3%, decrease in interest expense on FHLB advances. Both decreases were due primarily to a decrease in the weighted average rate paid on the portfolios.

The Bank did not record a provision for credit losses during the current quarter, consistent with the prior quarter, due to the continued improvement in the performance of our loan portfolio as evidenced by the decline in our loans 90 or more days delinquent or in foreclosure, and a continued decline in the overall level of charge-offs. Loans 90 or more days delinquent decreased $2.1 million, or 10.1%, from $21.6 million at June 30, 2012 to $19.5 million at September 30, 2012. Net charge-offs during the current quarter were $677 thousand compared to $782 thousand in the prior quarter.

Total other expense was $24.1 million for the current quarter, compared to $22.9 million for the prior quarter. Other real estate owned ("OREO") operations expense was $826 thousand for the current quarter, compared to $780 thousand for the prior quarter.

Comparison of Operating Results for the Quarters Ended September 30, 2012 and 2011

For the quarter ended September 30, 2012, the Company recognized net income of $17.7 million, compared to net income of $16.8 million for the quarter ended September 30, 2011. The $970 thousand, or 5.8%, increase in net income was due primarily to a $2.0 million increase in net interest income, partially offset by a $1.1 million increase in other expenses.

Total interest and dividend income for the current quarter was $79.3 million compared to $86.6 million for the prior year quarter. The $7.3 million, or 8.4%, decrease was due to a $3.8 million, or 6.1%, decrease in interest income on loans receivable, a $2.5 million, or 13.1%, decrease in interest income on MBS, and a $1.0 million, or 23.5%, decrease in interest income on investment securities. The decrease in interest income on loans receivable and MBS was due to a decrease in the weighted average yields of the related portfolios. The decrease in interest income on investment securities was due to a decrease in the average balance of the portfolio.

Total interest expense decreased $9.2 million, or 21.7%, to $33.5 million for the current quarter from $42.7 million for the prior year quarter. The decrease in interest expense was due to a $4.1 million, or 28.2%, decrease in interest expense on deposits, a $3.3 million, or 14.4%, decrease in interest expense on FHLB advances, and a $1.9 million, or 34.7%, decrease in interest expense on other borrowings. The decrease in interest expense on deposits was due primarily to a decrease in the weighted average rate of the portfolio, most notably on the certificate of deposit portfolio. The decrease in interest expense on FHLB advances was also due to a decrease in the weighted average rate of the portfolio, partially offset by an increase in the average balance. The decrease in interest expense on other borrowings was due primarily to a decrease in the average balance.

The Bank did not record a provision for credit losses during the current quarter, compared to a provision of $1.7 million for the prior year quarter. No provision was recorded in the current quarter due to the continued improvement in the performance of our loan portfolio as evidenced by the decline in our loans 90 or more days delinquent or in foreclosure, and a continued decline in the level of charge-offs. Loans 90 or more days delinquent decreased $7.0 million, or 26.6%, from $26.5 million at September 30, 2011 to $19.5 million at September 30, 2012. Net charge-offs during the current quarter were $677 thousand compared to $1.0 million for the quarter ended September 30, 2011.

Total other expense was $24.1 million for the current quarter compared to $23.0 million for the prior year quarter. The $1.1 million, or 4.8%, increase between periods was due primarily to an $810 thousand increase in other expenses, net, due primarily to a $452 thousand increase in expenses related to OREO operations.

CAPITOL FEDERAL FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
(Dollars in thousands)

	For the Three Months Ended September 30,		For the Year Ended September 30,	
	2012	2011	2012	2011
INTEREST AND DIVIDEND INCOME:				
Loans receivable	$ 58,218	$ 62,019	$ 236,225	$ 251,909
MBS	16,470	18,953	71,156	71,332
Investment securities	3,409	4,456	15,944	19,077
Capital stock of FHLB	1,133	1,081	4,446	3,791
Cash and cash equivalents	75	85	280	756
Total interest and dividend income	79,305	86,594	328,051	346,865
INTEREST EXPENSE:				
FHLB advances	19,403	22,660	82,044	90,298
Deposits	10,480	14,602	46,170	63,568
Other borrowings	3,569	5,467	14,956	24,265
Total interest expense	33,452	42,729	143,170	178,131
NET INTEREST INCOME	45,853	43,865	184,881	168,734
PROVISION FOR CREDIT LOSSES	--	1,650	2,040	4,060
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	45,853	42,215	182,841	164,674
OTHER INCOME:				
Retail fees and charges	3,957	4,044	15,915	15,509
Insurance commissions	559	817	2,772	3,071
Loan fees	479	584	2,113	2,449
Income from bank-owned life insurance ("BOLI")	345	476	1,478	1,824
Other income, net	489	513	1,955	2,142
Total other income	5,829	6,434	24,233	24,995
OTHER EXPENSES:				
Salaries and employee benefits	11,545	11,809	44,235	44,913
Communications, information technology, and occupancy	4,407	4,030	16,334	16,051
Deposit and loan transaction costs	1,519	1,498	5,381	5,157
Regulatory and outside services	1,595	1,653	5,291	5,224
Federal insurance premium	1,135	1,078	4,444	5,222
Advertising and promotional	1,257	1,089	3,931	3,723
Contribution to the Foundation	--	--	--	40,000
Other expenses, net	2,676	1,865	11,459	12,027
Total other expenses	24,134	23,022	91,075	132,317
INCOME BEFORE INCOME TAX EXPENSE	27,548	25,627	115,999	57,352
INCOME TAX EXPENSE	9,812	8,861	41,486	18,949
NET INCOME	$ 17,736	$ 16,766	$ 74,513	$ 38,403

The following is a reconciliation of the basic and diluted earnings per share calculations for the periods noted.

	For the Three Months Ended September 30,		For the Year Ended September 30,	
	2012	2011	2012	2011
	(Dollars in thousands, except per share amounts)			
Net income	$ 17,736 $	16,766 $	74,513 $	38,403
Income allocated to participating securities (unvested restricted stock)[1]	(43)	--	(69)	--
Net income available to common stockholders	17,693	16,766	74,444	38,403
Average common shares outstanding	150,661,205	161,389,198	157,704,473	162,432,315
Average committed ESOP shares outstanding	415,494	394,528	208,505	192,959
Total basic average common shares outstanding	151,076,699	161,783,726	157,912,978	162,625,274
Effect of dilutive restricted stock	--	3,100	--	2,747
Effect of dilutive stock options	1,895	3,740	3,422	4,644
Total diluted average common shares outstanding	151,078,594	161,790,566	157,916,400	162,632,665
Net earnings per share:				
Basic	$ 0.11 $	0.10 $	0.47 $	0.24
Diluted	$ 0.11 $	0.10 $	0.47 $	0.24
Antidilutive stock options and restricted stock, excluded from the diluted average common shares outstanding calculation	2,006,979	900,445	1,308,925	898,415

[1]Income allocated to participating securities (unvested restricted stock) was inconsequential for the three months and year ended September 30, 2011.

Financial Condition as of September 30, 2012

Total assets decreased $72.5 million, from $9.45 billion at September 30, 2011 to $9.38 billion at September 30, 2012, due primarily to a $561.8 million decrease in the securities portfolio, partially offset by an increase of $458.3 million in loans receivable, net, and an increase in cash and cash equivalents of $20.6 million.

The $561.8 million decrease in the securities portfolio during the current fiscal year was due primarily to called and matured investment securities not being fully replaced, including $300.0 million at Capitol Federal Financial, Inc., at the holding company level. Cash flows from the securities portfolio not reinvested were used, in part, to repurchase common stock and fund lending operations. At September 30, 2012, Capitol Federal Financial, Inc., at the holding company level, had $308.6 million in deposit accounts with the Bank and $60.1 million in investment securities.

The net loans receivable portfolio increased $458.3 million, or 8.9%, to $5.61 billion at September 30, 2012, from $5.15 billion at September 30, 2011. The increase in the portfolio was due primarily to an increase in one- to four-family loans resulting largely from $630.2 million of bulk and correspondent loan purchases during the current fiscal year. Included in the $630.2 million of total purchases is $342.5 million related to one bulk loan purchase in the fourth quarter of the current fiscal year. The purchase was funded with cash flows from the Bank's securities portfolio, using the FHLB line-of-credit to temporarily fund the purchase due to the timing of those cash flows. The FHLB line-of-credit was repaid before September 30, 2012. The loans are adjustable-rate mortgage loans that reprice annually at various times throughout the year. The weighted average rate of the loans was 2.48% at the time of purchase, which was higher than the yield available on similar duration securities. The seller of the loans has guaranteed, and has the ability, to repurchase or replace delinquent loans.

The following table presents the principal balance of delinquent and non-performing loans, OREO and related ratios as of the dates shown. In accordance with the OCC Call Report requirements, troubled debt restructurings ("TDRs") that were either nonaccrual at the time of restructuring or did not receive a credit evaluation prior to the restructuring and have not made six consecutive monthly payments per the restructured loan terms are reported as nonaccrual loans at September 30, 2012. This change occurred during the quarter ended March 31, 2012, as it was the first quarter the Bank was required to file a Call Report. During July 2012, the OCC provided guidance to the industry regarding loans that had been discharged under Chapter 7 bankruptcy proceedings where the borrower has not reaffirmed the debt owed to the lender. The OCC requires that these loans be reported as TDRs and nonaccrual, regardless of their delinquency status. As a result of this guidance, the Bank identified $4.6 million of these loans that were reported as TDRs at September 30, 2012, of which $4.3 million were performing. The $4.6 million of loans are included in the non-performing loan amounts in the table below. Management will continue to evaluate and monitor loans in our portfolio at September 30, 2012 that have been discharged under Chapter 7 bankruptcy. We do not anticipate that any results from the continued evaluation of our portfolio will be material. The allowance for credit losses ("ACL") as a percentage of total loans decreased from September 30, 2011 due primarily to the implementation of a loan charge-off policy during the quarter ended March 31, 2012 as the Call Report requirements do not permit the use of SVAs, which were included in the September 30, 2011 ACL.

	September 30, 2012	September 30, 2011
	(Dollars in thousands)	
Loans 30 to 89 days delinquent	$ 23,270	$ 26,760
Non-performing loans	29,900 [1]	26,507
OREO	8,047	11,321
ACL balance	11,100	15,465
Non-performing loans to total loans	0.53 %	0.51 %
Non-performing assets to total assets	0.40 %	0.40 %
ACL as a percentage of total loans	0.20 %	0.30 %
ACL as a percentage of total non-performing loans	37.12 %	58.34 %

[1]Included in the non-performing amount at September 30, 2012 are $1.0 million of TDRs that are also reported in the 30 to 89 days delinquent category, and $9.4 million that are currently performing in accordance with the restructured terms but are required to be reported as nonaccrual per OCC Call Report requirements.

Total liabilities increased $60.6 million, from $7.51 billion at September 30, 2011 to $7.57 billion at September 30, 2012. The increase was due primarily to a $55.5 million increase in deposits. The increase in the deposit portfolio was due primarily to a $54.9 million increase in the checking portfolio and a $44.9 million increase in the money market portfolio, partially offset by a $52.0 million decrease in the certificate of deposit portfolio. Additionally, during the first quarter of fiscal year 2012, a $150.0 million repurchase agreement matured and was replaced with a $150.0 million fixed-rate FHLB advance, which accounts for the majority of the balance change between periods in both portfolios.

Stockholders' equity decreased $133.1 million, from $1.94 billion at September 30, 2011 to $1.81 billion at September 30, 2012. The decrease was due primarily to the repurchase of $149.0 million of common stock and the payment of $63.8 million of dividends, partially offset by net income of $74.5 million.

In December 2011, the Company announced that the Board of Directors approved the repurchase of up to $193.0 million of the Company's common stock. The Company began repurchasing common stock during the second fiscal quarter and, as of September 30, 2012, had repurchased 12,642,502 shares at an average price of $11.78, or $149.0 million. Subsequent to September 30, 2012 through October 12, 2012, the Company repurchased 728,600 shares at an average price of $11.92 per share, bringing the total number of shares repurchased during calendar year 2012 to 13,371,102 at an average price paid of $11.79 per share, or $157.7 million in total.

The $63.8 million of dividends paid during fiscal year 2012 consisted of four regular quarterly dividends totaling $47.6 million and a special dividend of $16.2 million related to fiscal year 2011 earnings, per the Company's dividend policy. On October 18, 2012, the Company declared a regular quarterly cash dividend of $0.075 per share, or approximately $11.2 million, payable on November 16, 2012. On October 30, 2012, the Company declared a special year-end dividend of $0.18 per share, or approximately $26.9 million, payable on December 7, 2012 to stockholders of record as of the close of business on November 23, 2012. The special year-end dividend is the result of the Board of Directors' commitment to distribute to stockholders 100% of the annual earnings of Capitol Federal Financial, Inc. for fiscal years 2012 and 2011, the first two years after the second-step stock conversion was completed in December 2010. The $0.18 per share special year-end dividend was determined by taking the difference between total earnings for fiscal year 2012 and total regular quarterly dividends paid during fiscal year 2012, divided by the number of shares outstanding as of October 30, 2012. Dividend payments depend upon a number of factors including the Company's financial condition and results of operations, the Bank's regulatory capital requirements, regulatory limitations on the Bank's ability to make capital distributions to the Company, and the amount of cash at the holding company.

The following table presents the balance of stockholders' equity and related information as of the dates presented.

	September 30, 2012		June 30, 2012		September 30, 2011	
	(Dollars in thousands)					
Stockholders' equity	$	1,806,458	$	1,832,858	$	1,939,529
Equity to total assets at end of period		19.3 %		19.5 %		20.5 %

The following table presents a reconciliation of total and net shares outstanding as of September 30, 2012.

Total shares outstanding	155,379,739
Less unallocated ESOP shares and unvested restricted stock	(5,523,197)
Net shares outstanding	149,856,542

During fiscal year 2012, grants of stock options and restricted stock were made under the 2012 Equity Incentive Plan. The following table presents the future compensation expense expected to be recognized during each fiscal year presented as a result of the grants during the 2012 fiscal year. The Company recognized $1.1 million of compensation expense during the current fiscal year related to grants during the current fiscal year.

Fiscal Year	Stock Options		Restricted Stock		Total	
	(Dollars in thousands)					
2013	$	719	$	1,782	$	2,501
2014		570		1,401		1,971
2015		570		1,401		1,971
2016		239		601		840
2017		51		132		183
	$	2,149	$	5,317	$	7,466

CAPITOL FEDERAL FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS (Unaudited)
(Dollars in thousands)

	September 30, 2012	September 30, 2011
ASSETS:		
Cash and cash equivalents (includes interest-earning deposits of $127,544 and $105,292)	$ 141,705	$ 121,070
Securities:		
Available-for-sale ("AFS") at estimated fair value (amortized cost of $1,367,925 and $1,443,529)	1,406,844	1,486,439
Held-to-maturity at amortized cost (estimated fair value of $1,969,899 and $2,434,392)	1,887,947	2,370,117
Loans receivable, net (of ACL of $11,100 and $15,465)	5,608,083	5,149,734
BOLI	58,012	56,534
Capital stock of FHLB, at cost	132,971	126,877
Accrued interest receivable	26,092	29,316
Premises and equipment, net	57,766	48,423
OREO	8,047	11,321
Other assets	50,837	50,968
TOTAL ASSETS	$ 9,378,304	$ 9,450,799
LIABILITIES:		
Deposits	$ 4,550,643	$ 4,495,173
Advances from FHLB, net	2,530,322	2,379,462
Other borrowings	365,000	515,000
Advance payments by borrowers for taxes and insurance	55,642	55,138
Income taxes payable	918	2,289
Deferred income tax liabilities, net	25,042	20,447
Accounts payable and accrued expenses	44,279	43,761
Total liabilities	7,571,846	7,511,270
STOCKHOLDERS' EQUITY:		
Preferred stock ($0.01 par value) 100,000,000 shares authorized; none issued	--	--
Common stock ($0.01 par value) 1,400,000,000 shares authorized;		
155,379,739 and 167,498,133 shares issued and outstanding		
as of September 30, 2012 and September 30, 2011, respectively	1,554	1,675
Additional paid-in capital	1,292,122	1,392,567
Unearned compensation, ESOP	(47,575)	(50,547)
Retained earnings	536,150	569,127
Accumulated other comprehensive income, net of tax	24,207	26,707
Total stockholders' equity	1,806,458	1,939,529
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,378,304	$ 9,450,799

Consistent with our goal to operate a sound and profitable financial institution, we actively seek to maintain a "well-capitalized" status for the Bank in accordance with regulatory standards. As of September 30, 2012, the Bank exceeded all regulatory capital requirements. The following table presents the Bank's regulatory capital ratios at September 30, 2012 based upon regulatory guidelines.

	Bank Ratios	Regulatory Requirement For "Well-Capitalized" Status
Tier 1 capital	14.6 %	5.0 %
Tier 1 risk-based capital	36.5 %	6.0 %
Total risk-based capital	36.8 %	10.0 %

A reconciliation of the Bank's equity under GAAP to regulatory capital amounts as of September 30, 2012 is as follows (dollars in thousands):

Total Bank equity as reported under GAAP	$ 1,379,357
Unrealized gains on AFS securities	(24,179)
Other	(73)
Total Tier 1 capital	1,355,105
ACL	11,100
Total risk-based capital	$ 1,366,205

Capitol Federal Financial, Inc. is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 46 branch locations in Kansas and Missouri. Capitol Federal Savings Bank is one of the largest residential lenders in the State of Kansas. News and other information about the Company can be found on the Internet at the Bank's website, http://www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which would affect the ability of the Capitol Federal Financial, Inc. to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in Capitol Federal Financial, Inc.'s SEC reports. Actual results in future periods may differ materially from those currently expected. These forward-looking statements represent Capitol Federal Financial, Inc.'s judgment as of the date of this release. Capitol Federal Financial, Inc. disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe
Vice President,
Investor Relations
700 S Kansas Ave.
Topeka, KS   66603
(785) 270-6055
jwempe@capfed.com

Kent Townsend
Executive Vice President,
Chief Financial Officer and Treasurer
700 S Kansas Ave.
Topeka, KS   66603
(785) 231-6360
ktownsend@capfed.com

SUPPLEMENTAL FINANCIAL INFORMATION

Loan Portfolio

The following table presents information concerning the composition of our loan portfolio in dollar amounts and in percentages (before deductions for undisbursed loan funds, unearned loan fees and deferred costs, and the ACL) as of the dates indicated. The average rate of the portfolio decreased 22 basis points from 4.37% at June 30, 2012 to 4.15% at September 30, 2012 due primarily to the purchase and origination of loans during the quarter with rates less than the average rate of the existing portfolio. The average rate of the portfolio decreased 54 basis points from 4.69% at September 30, 2011 to 4.15% at September 30, 2012 due primarily to the endorsement of loans at current market rates, as well as the purchase and origination of loans during the year with rates less than the average rate of the existing portfolio.

	September 30, 2012			June 30, 2012			September 30, 2011		
	Amount	Average Rate	% of Total	Amount	Average Rate	% of Total	Amount	Average Rate	% of Total
				(Dollars in thousands)					
Real Estate Loans:									
One-to four-family	$ 5,392,429	4.10 %	95.5 %	$ 4,995,840	4.32 %	95.0 %	$ 4,918,778	4.65 %	94.7 %
Multi-family and commercial	48,623	5.64	0.9	49,755	6.11	1.0	57,965	6.13	1.1
Construction	52,254	4.08	0.9	52,163	4.14	1.0	47,368	4.27	0.9
Total real estate loans	5,493,306	4.11	97.3	5,097,758	4.34	97.0	5,024,111	4.66	96.7
Consumer Loans:									
Home equity	149,321	5.42	2.6	152,301	5.43	2.9	164,541	5.48	3.2
Other	6,529	4.77	0.1	6,744	4.76	0.1	7,224	5.10	0.1
Total consumer loans	155,850	5.39	2.7	159,045	5.40	3.0	171,765	5.46	3.3
Total loans receivable	5,649,156	4.15 %	100.0 %	5,256,803	4.37 %	100.0 %	5,195,876	4.69 %	100.0 %
Less:									
Undisbursed loan funds	22,874			25,451			22,531		
ACL	11,100			11,777			15,465		
Discounts/unearned loan fees	21,468			21,246			19,093		
Premiums/deferred costs	(14,369)			(11,661)			(10,947)		
Total loans receivable, net	$ 5,608,083			$ 5,209,990			$ 5,149,734		

The following table summarizes the activity in the loan portfolio for the periods indicated, excluding changes in loans in process, deferred fees, and ACL. Loans that were paid-off as a result of refinances are included in repayments. Loan endorsements are not included in the activity in the following table because a new loan is not generated at the time of the endorsement. The endorsed balance and rate are, however, included in the ending loan portfolio balance and rate.

	For the Three Months Ended							
	September 30, 2012		June 30, 2012		March 31, 2012		December 31, 2011	
	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
				(Dollars in thousands)				
Beginning balance	$ 5,256,803	4.37 %	$ 5,275,296	4.45 %	$ 5,282,485	4.53 %	$ 5,195,876	4.69 %
Originations and refinances:								
Fixed	220,934	3.51	151,724	3.78	139,295	3.79	180,198	3.77
Adjustable	50,533	3.50	42,802	3.74	41,139	3.67	57,321	3.52
Purchases and Participations:								
Fixed	90,939	3.62	34,567	3.94	31,165	4.29	44,800	4.03
Adjustable	360,463	2.49	12,722	3.00	16,426	3.07	53,206	3.79
Repayments	(327,972)		(256,221)		(228,203)		(247,928)	
Principal charge-offs, net[1]	(677)		(782)		(4,546)		(7)	
Other[2]	(1,867)		(3,305)		(2,465)		(981)	
Ending balance	$ 5,649,156	4.15 %	$ 5,256,803	4.37 %	$ 5,275,296	4.45 %	$ 5,282,485	4.53 %

	For the Year Ended			
	September 30, 2012		September 30, 2011	
	Amount	Rate	Amount	Rate
		(Dollars in thousands)		
Beginning balance	$ 5,195,876	4.69 %	$ 5,209,313	5.07 %
Originations and refinances:				
Fixed	692,151	3.69	658,084	4.23
Adjustable	191,795	3.60	179,161	3.92
Purchases and Participations:				
Fixed	201,471	3.87	153,060	5.15
Adjustable	442,817	2.68	28,911	3.60
Repayments	(1,060,324)		(1,019,307)	
Principal charge-offs, net[1]	(6,012)		--	
Other[2]	(8,618)		(13,346)	
Ending balance	$ 5,649,156	4.15 %	$ 5,195,876	4.69 %

[1]Principal charge-offs, net represent potential loss amounts that reduce the unpaid principal balance of a loan.
[2]"Other" consists of transfers to OREO, endorsement fees advanced and reductions in commitments.

The following table presents the principal balance, weighted average credit score, loan-to-value ("LTV") ratio, and the average principal balance for our one- to four-family loans at the dates presented. Credit scores are typically updated during the last month of the quarter and are obtained from a nationally recognized consumer rating agency. The LTV ratios were based on the current loan balance and either the lesser of the purchase price or original appraisal, or the most recent bank appraisal or broker price opinion. In most cases, the most recent appraisal was obtained at the time of origination.

	September 30, 2012			
	Balance	Credit Score	LTV	Average Loan Balance
	(Dollars in thousands)			
Originated	$ 4,032,581	763	65 %	$ 124
Correspondent purchases	575,502	761	65	326
Bulk purchases	784,346	749	67	316
	$ 5,392,429	761	65 %	$ 147

	September 30, 2011			
	Balance	Credit Score	LTV	Average Loan Balance
	(Dollars in thousands)			
Originated	$ 3,986,957	763	66 %	$ 123
Correspondent purchases	396,063	759	64	290
Bulk purchases	535,758	740	60	252
	$ 4,918,778	760	65 %	$ 137

Loan Originations

The following table presents loan origination, refinance, and purchase activity for the periods indicated, excluding endorsement activity. During the quarter ended September 30, 2012, the Bank endorsed $161.0 million of one- to four-family loans, which reduced the average rate on those loans by 110 basis points. During fiscal year 2012, the Bank endorsed $868.6 million of one- to four-family loans, which reduced the average rate on those loans by 112 basis points. Effective during the June 30, 2012 quarter, the Bank no longer offers the option to advance the fee to endorse a loan. Loan originations, purchases and refinances are reported together. The fixed-rate one- to four-family loans less than or equal to 15 years have an original maturity at origination of less than or equal to 15 years, while fixed-rate one- to four-family loans greater than 15 years have an original maturity at origination of greater than 15 years. The adjustable-rate one- to four-family loans less than or equal to 36 months have a term to first reset of less than or equal to 36 months at origination and adjustable-rate one- to four-family loans greater than 36 months have a term to first reset of greater than 36 months at origination.

	For the Three Months Ended September 30, 2012			For the Year Ended September 30, 2012		
	Amount	Rate	% of Total	Amount	Rate	% of Total
			(Dollars in thousands)			
Fixed-Rate:						
One- to four-family						
<= 15 years	$ 101,627	3.05 %	14.0 %	$ 323,357	3.30 %	21.2 %
> 15 years	209,207	3.76	28.9	566,465	3.96	37.1
Multi-family and commercial	--	--	0.0	--	--	0.0
Home equity	576	7.18	0.1	2,153	7.00	0.1
Other	463	7.98	0.1	1,647	7.35	0.1
Total fixed-rate	311,873	3.54	43.1	893,622	3.73	58.5
Adjustable-Rate:						
One- to four-family						
<= 36 months	345,512	2.48	47.8	351,881	2.48	23.0
> 36 months	46,842	2.69	6.5	194,897	2.97	12.8
Multi-family and commercial	--	--	0.0	13,975	5.00	0.9
Home equity	18,186	4.90	2.5	71,400	4.87	4.7
Other	456	3.53	0.1	2,459	3.35	0.1
Total adjustable-rate	410,996	2.61	56.9	634,612	2.96	41.5
Total originations, refinances and purchases	$ 722,869	3.01 %	100.0 %	$ 1,528,234	3.41 %	100.0 %
Purchased/participation loans included above:						
Fixed-Rate:						
Correspondent - one- to four-family	$ 90,939	3.62 %		$ 200,946	3.87 %	
Bulk - one- to four-family	--	--		392	3.25	
Participations - commercial real estate	--	--		--	--	
Participations - other	--	--		133	2.57	
Total fixed-rate purchases/participations	90,939	3.62		201,471	3.87	
Adjustable-Rate:						
Correspondent - one- to four-family	18,002	2.60		66,513	2.95	
Bulk - one- to four-family	342,461	2.48		362,329	2.54	
Participations - commercial real estate	--	--		13,975	5.00	
Participations - other	--	--		--	--	
Total adjustable-rate purchases/participations	360,463	2.49		442,817	2.68	
Total purchased/participation loans	$ 451,402	2.72 %		$ 644,288	3.05 %	

The following table presents the origination, refinance and purchase activity in our one- to four-family loan portfolio, excluding endorsement activity, for the quarter and year ended September 30, 2012.

	For the Three Months Ended September 30, 2012			For the Year Ended September 30, 2012		
	Amount	LTV	Credit Score	Amount	LTV	Credit Score
	(Dollars in thousands)					
Originations	$ 135,391	75 %	762	$ 470,634	75 %	765
Refinances by Bank customers	116,395	67	767	335,786	67	771
Correspondent purchases	108,941	70	767	267,459	69	768
Bulk purchases	342,461	80	757	362,721	79	757
	$ 703,188	75 %	761	$ 1,436,600	72 %	767

The following tables present the annualized prepayment speeds of our one- to four-family loan portfolio, including construction and non-performing loans, for the quarters ended September 30, 2012 and June 30, 2012. The terms presented in the tables below represent the original terms for our fixed-rate loans, and current terms to repricing for our adjustable-rate loans. Loan refinances are considered a prepayment and are included in the prepayment speeds presented below. The annualized prepayment speeds are presented with and without endorsements.

	September 30, 2012		
		Prepayment Speed (annualized)	
Term	Principal Balance	Including Endorsements	Excluding Endorsements
	(Dollars in thousands)		
Fixed-rate one-to four-family loans:			
15 years or less	$ 1,059,422	29.74 %	19.81 %
More than 15 years	3,189,398	34.79	19.36
	4,248,820	33.53	19.47
Adjustable-rate one-to four-family loans:			
36 months or less	887,491	21.38	17.58
More than 36 months	298,236	31.50	22.14
	1,185,727	23.92	18.73
Total one-to four-family loans	$ 5,434,547	31.43 %	19.31 %

	June 30, 2012		
		Prepayment Speed (annualized)	
Term	Principal Balance	Including Endorsements	Excluding Endorsements
	(Dollars in thousands)		
Fixed-rate one-to four-family loans:			
15 years or less	$ 1,037,753	21.46 %	15.46 %
More than 15 years	3,150,868	27.00	13.05
	4,188,621	25.63	13.65
Adjustable-rate one-to four-family loans:			
36 months or less	573,019	21.38	19.58
More than 36 months	275,987	25.84	12.96
	849,006	22.83	17.43
Total one-to four-family loans	$ 5,037,627	25.16 %	14.28 %

Asset Quality

The following tables present loans 30 to 89 days delinquent, non-performing loans, and OREO at the dates indicated. Correspondent purchased loans are included with originated loans and bulk purchased loans are reported as purchased loans. Non-performing loans are nonaccrual loans that are 90 or more days delinquent, are in the process of foreclosure, or TDRs that are required to be reported as nonaccrual due to OCC Call Report requirements.

	Loans Delinquent for 30 to 89 Days at:								
	September 30, 2012			June 30, 2012			September 30, 2011		
	Number		Amount	Number		Amount	Number		Amount
			(Dollars in thousands)						
Loans 30 to 89 Days Delinquent:									
One- to four-family:									
Originated	145	$	14,948	138	$	14,658	178	$	19,710
Purchased	39		7,695	37		8,463	34		6,199
Multi-family and commercial	--		--	--		--	--		--
Construction	--		--	--		--	--		--
Consumer Loans:									
Home equity	28		521	31		526	43		759
Other	16		106	13		128	14		92
	228	$	23,270	219	$	23,775	269	$	26,760
30 to 89 days delinquent loans to total loans receivable, net			0.41 %			0.46 %			0.52 %

	Non-Performing Loans and OREO at:					
	September 30, 2012		June 30, 2012		September 30, 2011	
	Number	Amount	Number	Amount	Number	Amount
			(Dollars in thousands)			
Loans 90 or More Days Delinquent or in Foreclosure:						
One- to four-family:						
Originated	91	$ 8,607	94	$ 9,326	106	$ 12,375
Purchased	43	10,447	47	11,792	46	13,749
Consumer Loans:						
Home equity	19	369	21	505	21	380
Other	4	27	5	20	3	3
	157	19,450	167	21,643	176	26,507
Nonaccrual TDRs less than 90 Days Delinquent:[1]						
One- to four-family:						
Originated	81	9,501	28	4,201	--	--
Purchased	1	481	--	--	--	--
Consumer Loans	23	468	--	--	--	--
	105	10,450	28	4,201	--	--
Total non-performing loans	262	29,900	195	25,844	176	26,507
Non-performing loans as a percentage of total loans		0.53 %		0.50 %		0.51 %
OREO:						
One- to four-family:						
Originated[2]	60	5,466	74	7,497	74	6,942
Purchased	6	1,172	5	1,007	12	2,877
Consumer Loans:						
Home equity	1	9	1	9	--	--
Other	--	--	--	--	--	--
Other[3]	1	1,400	1	1,400	1	1,502
	68	8,047	81	9,913	87	11,321
Total non-performing assets	330	$ 37,947	276	$ 35,757	263	$ 37,828
Non-performing assets as a percentage of total assets		0.40 %		0.38 %		0.40 %

[1]Included in the nonaccrual amount at September 30, 2012 are $1.0 million of TDRs that are also reported in the 30 to 89 days delinquent category and $9.4 million that are currently performing in accordance with the restructured terms but are required to be reported as nonaccrual per OCC Call Report requirements.
[2]Real estate related consumer loans where we also hold the first mortgage are included in the one- to four-family category as the underlying collateral is one- to four-family property.
[3]Other represents a single property the Bank purchased for a potential branch site but now intends to sell.

The following table presents the activity for the ACL and related ratios at the dates and for the periods indicated. In January 2012, management implemented a loan charge-off policy as OCC Call Report requirements do not permit the use of SVAs, which the Bank was previously utilizing for potential loan losses, as permitted by our previous regulator. As a result of the implementation of the charge-off policy, $3.5 million of SVAs were charged-off during the March 31, 2012 quarter, which are reflected in the activity for the year ended September 30, 2012. These charge-offs did not impact the provision for credit losses, and therefore had no additional income statement impact, as the amounts were expensed in previous periods.

	For the Three Months Ended September 30,		For the Year Ended September 30,	
	2012	2011	2012	2011
	(Dollars in thousands)			
Balance at beginning of period	$ 11,777	$ 14,856	$ 15,465	$ 14,892
Charge-offs:				
One- to four-family loans--originated	78	115	892	414
One- to four-family loans--purchased	534	922	5,186	2,928
Multi-family and commercial loans	--	--	--	--
Construction	--	--	--	--
Home equity	84	--	330	133
Other consumer loans	3	4	27	12
Total charge-offs	699	1,041	6,435	3,487
Recoveries:				
One- to four-family loans--originated	16	--	16	--
One- to four-family loans--purchased	2	--	8	--
Multi-family and commercial loans	--	--	--	--
Construction	--	--	--	--
Home equity	4	--	6	--
Other consumer loans	--	--	--	--
Recoveries	22	--	30	--
Net charge-offs	677	1,041	6,405	3,487
Provision for loan losses	--	1,650	2,040	4,060
Balance at end of period	$ 11,100	$ 15,465	$ 11,100	$ 15,465
Ratio of net charge-offs during the period to average loans outstanding during the period	0.01 %	0.02 %	0.12 %	0.07 %
Ratio of net charge-offs during the period to average non-performing assets	1.84	2.74	16.91	8.75
ACL to non-performing loans at period end	37.12	58.34		
ACL to loans receivable, net at period end	0.20	0.30		

Securities Portfolio

The following table presents the distribution of our MBS and investment securities portfolios, at amortized cost, at the dates indicated. The majority of the MBS and investment portfolios are composed of securities issued by U.S. government sponsored enterprises ("GSEs"). The weighted average life ("WAL") is the estimated remaining maturity (in years) after projected prepayment speeds and projected call option assumptions have been applied. Yields on tax-exempt securities are not calculated on a taxable equivalent basis.

	September 30, 2012			June 30, 2012			September 30, 2011		
	Balance	Yield	WAL	Balance	Yield	WAL	Balance	Yield	WAL
				(Dollars in thousands)					
Fixed-rate securities:									
MBS	$ 1,505,480	2.85 %	3.1	$ 1,630,197	2.93 %	3.7	$ 1,476,660	3.51 %	4.2
GSE debentures	907,386	1.14	0.8	1,135,943	1.15	0.8	1,380,028	1.09	0.9
Municipal bonds	47,769	2.94	2.0	53,346	2.95	2.0	59,622	3.02	2.3
Total fixed-rate securities	2,460,635	2.22	2.2	2,819,486	2.21	2.5	2,916,310	2.36	2.6
Adjustable-rate securities:									
MBS	792,325	2.65	5.8	845,258	2.72	6.3	893,655	2.85	7.1
Trust preferred securities	2,912	1.65	24.7	2,932	1.72	25.0	3,681	1.60	25.7
Total adjustable-rate securities	795,237	2.64	5.9	848,190	2.72	6.4	897,336	2.85	7.2
Total securities portfolio, at amortized cost	$ 3,255,872	2.33 %	3.1	$ 3,667,676	2.33 %	3.4	$ 3,813,646	2.47 %	3.7

The following table provides a summary of the activity in our portfolio of MBS for the periods presented. The yields and WALs for purchases are presented as recorded at the time of purchase. The yields for the beginning balances are as of the last day of the period previous to the period presented and the yields for the ending balances are as of the last day of the period presented and are generally derived from recent prepayment activity on the securities in the portfolio as of the dates presented. The beginning and ending WAL is the estimated remaining maturity (in years) after projected prepayment speeds have been applied.

	For the Three Months Ended											
	September 30, 2012			June 30, 2012			March 31, 2012			December 31, 2011		
	Amount	Yield	WAL	Amount	Yield	WAL	Amount	Yield	WAL	Amount	Yield	WAL
	(Dollars in thousands)											
Beginning balance - carrying value	$ 2,510,659	2.86%	4.6	$ 2,626,544	2.91%	5.1	$ 2,405,685	3.10%	5.0	$ 2,412,076	3.26%	5.3
Maturities and repayments	(175,776)			(152,162)			(142,937)			(152,322)		
Net amortization of premiums/(discounts)	(1,875)			(1,625)			(1,550)			(1,507)		
Purchases:												
Fixed	--	--	--	41,510	1.91	4.4	313,481	1.86	4.5	126,498	2.12	4.2
Adjustable	--	--	--	--	--	--	52,867	1.69	6.3	22,887	2.20	4.5
Change in valuation on AFS securities	(66)			(3,608)			(1,002)			(1,947)		
Ending balance - carrying value	$ 2,332,942	2.78%	4.0	$ 2,510,659	2.86%	4.6	$ 2,626,544	2.91%	5.1	$ 2,405,685	3.10%	5.0

	For the Year Ended September 30,					
	2012			2011		
	Amount	Yield	WAL	Amount	Yield	WAL
	(Dollars in thousands)					
Beginning balance - carrying value	$ 2,412,076	3.26%	5.3	$ 1,607,864	4.00%	3.6
Maturities and repayments	(623,197)			(480,139)		
Net amortization of premiums/(discounts)	(6,557)			(3,270)		
Purchases:						
Fixed	481,489	1.93	4.4	919,778	2.87	4.3
Adjustable	75,754	1.84	5.7	377,957	2.49	5.1
Change in valuation on AFS securities	(6,623)			(10,114)		
Ending balance - carrying value	$ 2,332,942	2.78%	4.0	$ 2,412,076	3.26%	5.3

The following tables provide a summary of the activity of investment securities for the periods presented. The yields and WALs for purchases are presented as recorded at the time of purchase. The yields for the beginning balances are as of the last day of the period previous to the period presented and the yields for the ending balances are as of the last day of the period presented. The beginning and ending WALs represent the estimated remaining maturity (in years) of the securities after projected call dates have been considered, based upon market rates at each date presented.

	For the Three Months Ended											
	September 30, 2012			June 30, 2012			March 31, 2012			December 31, 2011		
	Amount	Yield	WAL	Amount	Yield	WAL	Amount	Yield	WAL	Amount	Yield	WAL
				(Dollars in thousands)								
Beginning balance - carrying value	$ 1,195,589	1.23%	0.9	$ 1,253,937	1.22%	1.5	$ 1,294,462	1.25%	1.0	$ 1,444,480	1.17%	1.0
Maturities and calls	(309,012)			(112,150)			(328,306)			(424,991)		
Net amortization of premiums/(discounts)	(331)			(553)			(663)			(558)		
Purchases:												
Fixed	75,190	0.80	2.2	52,141	0.98	3.0	290,015	1.00	3.4	273,955	1.29	2.2
Change in valuation on AFS securities	413			2,214			(1,571)			1,576		
Ending balance - carrying value	$ 961,849	1.23%	1.0	$ 1,195,589	1.23%	0.9	$ 1,253,937	1.22%	1.5	$ 1,294,462	1.25%	1.0

	For the Year Ended September 30,					
	2012			2011		
	Amount	Yield	WAL	Amount	Yield	WAL
			(Dollars in thousands)			
Beginning balance - carrying value	$ 1,444,480	1.17%	1.0	$ 1,332,656	1.47%	0.8
Maturities and calls	(1,174,459)			(1,357,283)		
Net amortization of premiums/(discounts)	(2,105)			(4,830)		
Purchases:						
Fixed	691,301	1.09	2.8	1,472,137	1.11	1.5
Change in valuation on AFS securities	2,632			1,800		
Ending balance - carrying value	$ 961,849	1.23%	1.0	$ 1,444,480	1.17%	1.0

Deposit Portfolio

The following table presents the amount, average rate and percentage of total deposits for checking, savings, money market, retail certificates of deposit, and public units/brokered deposits at the dates presented.

	September 30, 2012			June 30, 2012			September 30, 2011		
	Amount	Average Rate	% of Total	Amount	Average Rate	% of Total	Amount	Average Rate	% of Total
				(Dollars in thousands)					
Checking	$ 606,504	0.04 %	13.3 %	$ 607,391	0.08 %	13.2 %	$ 551,632	0.08 %	12.3 %
Savings	260,933	0.11	5.8	263,247	0.14	5.7	253,184	0.41	5.6
Money market	1,110,962	0.25	24.4	1,098,931	0.30	24.0	1,066,065	0.35	23.7
Retail certificates of deposit	2,295,941	1.49	50.4	2,347,195	1.56	51.1	2,434,187	1.91	54.2
Public units/brokered deposits	276,303	0.98	6.1	275,673	0.97	6.0	190,105	1.31	4.2
	$ 4,550,643	0.89 %	100.0 %	$ 4,592,437	0.95 %	100.0 %	$ 4,495,173	1.21 %	100.0 %

As of September 30, 2012, certificates of deposit were scheduled to mature as follows:

	Amount Due				
	1 year or less	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years	Total
			(Dollars in thousands)		
0.00 – 0.99%	$ 793,901	$ 179,089	$ 27,734	$ 5,000	$ 1,005,724
1.00 – 1.99%	229,000	91,574	238,002	242,169	800,745
2.00 – 2.99%	166,680	194,685	259,500	43,120	663,985
3.00 – 3.99%	70,646	17,349	7,247	523	95,765
4.00 – 4.99%	5,420	269	255	81	6,025
	$ 1,265,647	$ 482,966	$ 532,738	$ 290,893	$ 2,572,244
Weighted average rate	1.07 %	1.67 %	1.95 %	1.71 %	1.44 %
Weighted average maturity (in years)	0.5	1.5	2.5	3.9	1.5
Weighted average maturity for the retail certificate of deposit portfolio (in years)					1.5

Borrowings

The following table presents the maturity of FHLB advances, at par, and repurchase agreements as of September 30, 2012. The balance of FHLB advances excludes the deferred gains on the interest rate swaps terminated during a prior fiscal year and deferred prepayment penalties.

Maturity by Fiscal year	FHLB Advances Amount	Repurchase Agreements Amount	Weighted Average Contractual Rate	Weighted Average Effective Rate [1]
		(Dollars in thousands)		
2013	$ 325,000	$ 145,000	3.68 %	4.06 %
2014	450,000	100,000	3.33	3.95
2015	600,000	20,000	1.73	1.95
2016	575,000	--	2.29	2.91
2017	400,000	--	3.17	3.21
2018	200,000	100,000	2.90	2.90
	$ 2,550,000	$ 365,000	2.77 %	3.13 %

[1]The effective rate includes the net impact of the amortization of deferred prepayment penalties resulting from the prepayment of certain FHLB advances and deferred gains related to the termination of interest rate swaps.

The following table presents the maturity of borrowings and certificates of deposit, split between retail and public unit/brokered deposit amounts, for the next four quarters, as of September 30, 2012.

Maturity by Quarter End	Borrowings Amount	Weighted Average Contractual Rate	Retail Certificate Amount	Weighted Average Contractual Rate	Public Unit/ Brokered Deposit Amount	Weighted Average Contractual Rate	Total	Weighted Average Contractual Rate
				(Dollars in thousands)				
December 31, 2012	$ 100,000	3.06 %	$ 268,517	1.03 %	$ 92,445	0.16 %	$ 460,962	1.30 %
March 31, 2013	50,000	3.48	269,911	1.14	39,542	0.25	359,453	1.37
June 30, 2013	250,000	3.81	257,318	1.22	26,557	1.71	533,875	2.46
September 30, 2013	70,000	4.23	304,853	1.27	6,504	0.34	381,357	1.80
	$ 470,000	3.68 %	$ 1,100,599	1.17 %	$ 165,048	0.44 %	$ 1,735,647	1.78 %

The following table presents FHLB advance activity, at par, and repurchase agreement activity for the periods shown. The balance of FHLB advances excludes the deferred gains on the terminated interest rate swaps and deferred prepayment penalties. Line of credit activity is excluded from the following table due to the short-term nature of the borrowings. The effective rate includes the net impact of the amortization of deferred prepayment penalties resulting from the prepayment of certain FHLB advances and deferred gains related to the termination of interest rate swaps. Rates on new borrowings are fixed-rate. The weighted average maturity ("WAM") is the remaining weighted average contractual term in years. The beginning and ending WAMs represent the remaining maturity at each date presented. For new borrowings, the WAMs presented are as of the date of issue.

	For the Three Months Ended															
	September 30, 2012				June 30, 2012				March 31, 2012				December 31, 2011			
	Amount	Contractual Rate	Effective Rate	WAM	Amount	Contractual Rate	Effective Rate	WAM	Amount	Contractual Rate	Effective Rate	WAM	Amount	Contractual Rate	Effective Rate	WAM
							(Dollars in thousands)									
Beginning principal balance	$2,915,000	2.89%	3.25%	2.8	$2,915,000	2.89%	3.24%	3.1	$2,915,000	3.19%	3.46%	3.0	$2,915,000	3.48%	3.76%	3.0
Maturities & prepayments:																
FHLB advances	(100,000)	4.27	4.27		--	--	--		(350,000)	3.22	3.22		(100,000)	3.94	3.94	
Repurchase agreements	--	--	--		--	--	--		--	--	--		(150,000)	4.41	4.41	
New borrowings:																
FHLB advances	100,000	0.83	0.83	4.0	--	--	--	--	350,000	0.76	1.36	3.3	250,000	0.84	0.84	2.9
Ending principal balance	$2,915,000	2.77%	3.13%	2.7	$2,915,000	2.89%	3.25%	2.8	$2,915,000	2.89%	3.24%	3.1	$2,915,000	3.19%	3.46%	3.0

	For the Year Ended							
	September 30, 2012				September 30, 2011			
	Amount	Contractual Rate	Effective Rate	WAM	Amount	Contractual Rate	Effective Rate	WAM
					(Dollars in thousands)			
Beginning principal balance	$2,915,000	3.48%	3.76%	3.0	$2,991,000	3.70%	3.97%	3.0
Maturities & prepayments:								
FHLB advances	(550,000)	3.54	3.54		(276,000)	4.87	4.87	
Repurchase agreements	(150,000)	4.41	4.41		(200,000)	3.79	3.79	
New borrowings:								
FHLB advances	700,000	0.80	1.10	3.3	300,000	2.82	2.82	6.9
Repurchase agreements	--	--	--	--	100,000	3.35	3.35	7.0
Ending principal balance	$2,915,000	2.77%	3.13%	2.7	$2,915,000	3.48%	3.76%	3.0

Average Rates and Lives

The following table presents the weighted average yields/rates and WALs (in years) of some of our assets and liabilities as of September 30, 2012. Yields are presented only for investment securities and MBS, and include the amortization of fees, costs, premiums and discounts which are considered adjustments to the yield.

| | September 30, 2012 | | |
	Amount	Yield/Rate	WAL
		(Dollars in thousands)	
Investment securities[1]	$ 961,849	1.23 %	1.0
MBS[1]	2,332,942	2.78	4.0
Loans receivable:[2]			
Fixed-rate one- to four-family:			
<= 15 years	1,059,416	4.00	2.6
> 15 years	3,157,909	4.53	3.6
Adjustable-rate one- to four-family:			
<= 36 months	460,444	2.73	3.6
> 36 months	714,660	3.26	2.7
All other loans	256,727	5.17	1.4
Total loans receivable	5,649,156	4.15	3.2
Transaction deposits[3]	1,978,399	0.17	6.8
Certificates of deposit	2,572,244	1.44	1.5
Borrowings[4]	2,915,000	2.77	2.7

[1]The WAL of investment securities and MBS is the estimated remaining maturity after projected prepayment speeds and projected call option assumptions have been applied.
[2]The WAL of the loans receivable portfolio is derived from a proprietary interest rate risk model, which takes into account prepayment speeds.
[3]The WAL of transaction (checking, savings, and money market) deposits is derived from a proprietary interest rate risk model and based upon historical analysis of decay rates on deposit accounts.
[4]The rate presented is the contractual rate and the amount includes FHLB advances at par value.

At September 30, 2012, the Bank's one-year gap between the amount of interest-earning assets and interest-bearing liabilities projected to reprice was $2.13 billion, or 22.8% of total assets. If we experience the magnitude of asset repricing as indicated by the one-year gap, and interest rates decrease, downward pressure may be placed on our net interest margin. Should interest rates rise, the amount of interest-earning assets expected to reprice will likely decrease from estimated levels as borrowers and agency debt issuers have less economic incentive to modify their costs of borrowings. If interest rates were to increase 200 basis points, the Bank's one-year gap would be $242.0 million, or 2.6% of total assets. The significant decrease in the positive gap amount in the + 200 basis point scenario at September 30, 2012 is due to a significant decrease in the amount of assets expected to reprice if rates were to increase 200 basis points. The amount of interest-bearing liabilities expected to reprice in a given period is not usually impacted by changes in interest rates because the Bank's borrowings and certificate of deposit portfolios have contractual maturities and generally cannot be terminated early without a prepayment penalty. The majority of interest-earning assets anticipated to reprice in the coming year are repayments and prepayments on mortgage loans and MBS, both of which include the option to prepay without a fee being paid by the contract holder. As interest rates decrease, borrowers have an economic incentive to refinance or endorse their loans to the lower market interest rates. This was evident by the volume of mortgages that were endorsed or refinanced during fiscal years 2011 and 2012 as a result of the decrease in market interest rates. Cash flows from the Bank's callable investment securities are anticipated to continue in the coming year as the issuers of these securities will likely exercise their option to call the securities in order to issue new debt securities at lower market rates. Any decrease in the net interest margin due to interest-earning assets repricing downward will likely be partially offset by a further decrease in our cost of funds. While the ability to lower the Bank's cost of deposits is somewhat limited by the already low cost of this portfolio, the Bank has $325.0 million of borrowings schedule to mature in the upcoming year with a weighted contractual rate of 3.68%.

In addition, in September of 2012, the Federal Reserve Board announced a third round of quantitative easing by pledging to purchase an additional $40 billion of agency MBS per month, which has resulted in a significant decrease in the yields available on MBS and investment securities. This will likely have a negative impact on the Bank's net interest rate margin over time as the yields on reinvested asset cash flows are declining at a faster pace than the rates on the Bank's liabilities.

Average Balance Sheet

The following tables present the average balances of our assets, liabilities and stockholders' equity and the related annualized yields and rates on our interest-earning assets and interest-bearing liabilities for the periods indicated and the weighted average yield/rate on our interest-earning assets and interest-bearing liabilities at September 30, 2012. Average yields are derived by dividing annualized income by the average balance of the related assets and average rates are derived by dividing annualized expense by the average balance of the related liabilities, for the periods shown. Average outstanding balances are derived from average daily balances. The yields and rates include amortization of fees, costs, premiums and discounts which are considered adjustments to yields/rates. Yields on tax-exempt securities were not calculated on a tax-equivalent basis.

| | At September 30, 2012 | For the Year Ended September 30, | | | | | | |
| | | 2012 | | | | 2011 | | |
	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate		Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
		(Dollars in thousands)						
Assets:								
Interest-earning assets:								
Loans receivable[1]	4.16%	$ 5,259,007	$ 236,225	4.49%		$ 5,145,953	$ 251,909	4.90%
MBS[2]	2.78	2,445,953	71,156	2.91		2,044,897	71,332	3.49
Investment securities[2][3]	1.23	1,243,073	15,944	1.28		1,566,937	19,077	1.22
Capital stock of FHLB	3.40	129,687	4,446	3.43		123,817	3,791	3.06
Cash and cash equivalents	0.25	113,120	280	0.25		306,958	756	0.25
Total interest-earning assets[1][2]	3.44	9,190,840	328,051	3.57		9,188,562	346,865	3.77
Other noninterest-earning assets		235,852				234,315		
Total assets		$ 9,426,692				$ 9,422,877		
Liabilities and stockholders' equity:								
Interest-bearing liabilities:								
Checking	0.04%	$ 568,262	$ 421	0.07%		$ 518,526	$ 441	0.09%
Savings	0.11	258,626	408	0.16		245,994	1,225	0.49
Money market	0.25	1,096,133	3,457	0.32		1,024,523	5,307	0.52
Certificates	1.44	2,610,204	41,884	1.60		2,776,293	56,595	2.04
Total deposits	0.89	4,533,225	46,170	1.02		4,565,336	63,568	1.39
FHLB advances[4]	3.03	2,507,648	82,044	3.28		2,386,380	90,298	3.79
Repurchase agreements	3.83	382,350	14,956	3.85		581,507	23,410	3.97
Other borrowings	--	--	--	--		27,612	855	3.05
Total borrowings	3.13	2,889,998	97,000	3.35		2,995,499	114,563	3.82
Total interest-bearing liabilities	1.76	7,423,223	143,170	1.93		7,560,835	178,131	2.35
Other noninterest-bearing liabilities		108,142				118,603		
Stockholders' equity		1,895,327				1,743,439		
Total liabilities and stockholders' equity		$ 9,426,692				$ 9,422,877		

(Continued)

	At September 30, 2012	For the Year Ended September 30,					
		2012			2011		
	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
			(Dollars in thousands)				
Net interest income[5]			$ 184,881			$ 168,734	
Net interest rate spread[6]	1.68%			1.64%			1.42%
Net interest-earning assets		$ 1,767,617			$ 1,627,727		
Net interest margin[7]				2.01			1.84
Ratio of interest-earning assets to interest-bearing liabilities				1.24			1.22
Selected performance ratios:							
Return on average assets				0.79%			0.41%
Return on average equity				3.93			2.20
Average equity to average assets				20.11			18.50
Operating expense ratio				0.97			1.40
Efficiency ratio				43.55			68.30

(Concluded)

[1]Calculated net of unearned loan fees and deferred costs, and undisbursed loan funds. Loans that are 90 or more days delinquent are included in the loans receivable average balance with a yield of zero percent. Balances include loans held-for-sale ("LHFS").

[2]MBS and investment securities classified as AFS are stated at amortized cost, adjusted for unamortized purchase premiums or discounts.

[3]The average balance of investment securities includes an average balance of nontaxable securities of $54.5 million and $63.9 million for the years ended September 30, 2012 and September 30, 2011, respectively.

[4]The balance and rate of FHLB advances are stated net of deferred gains and deferred prepayment penalties.

[5]Net interest income represents the difference between interest income earned on interest-earning assets, such as loans, investment securities, and MBS, and interest paid on interest-bearing liabilities, such as deposits, FHLB advances, and other borrowings. Net interest income depends on the balance of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them.

[6]Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

[7]Net interest margin represents net interest income as a percentage of average interest-earning assets.

	For the Three Months Ended					
	September 30, 2012			**June 30, 2012**		
	Average Outstanding Balance	**Interest Earned/ Paid**	**Yield/ Rate**	**Average Outstanding Balance**	**Interest Earned/ Paid**	**Yield/ Rate**
	(Dollars in thousands)					
Assets:						
Interest-earning assets:						
Loans receivable[1]	$ 5,389,577	$ 58,218	4.32%	$ 5,217,454	$ 57,547	4.41%
MBS[2]	2,401,402	16,470	2.74	2,551,531	18,144	2.84
Investment securities[2][3]	1,095,620	3,409	1.24	1,229,605	3,783	1.23
Capital stock of FHLB	132,154	1,133	3.41	130,597	1,111	3.42
Cash and cash equivalents	120,865	75	0.25	95,974	60	0.25
Total interest-earning assets[1][2]	9,139,618	79,305	3.47	9,225,161	80,645	3.50
Other noninterest-earning assets	239,183			235,564		
Total assets	$ 9,378,801			$ 9,460,725		
Liabilities and stockholders' equity:						
Interest-bearing liabilities:						
Checking	$ 585,070	$ 90	0.06%	$ 591,302	$ 115	0.08%
Savings	262,092	77	0.12	262,841	95	0.15
Money market	1,109,627	781	0.28	1,103,249	824	0.30
Certificates	2,594,958	9,532	1.46	2,628,067	10,034	1.53
Total deposits	4,551,747	10,480	0.92	4,585,459	11,068	0.97
FHLB advances[4]	2,530,677	19,403	3.05	2,526,349	19,859	3.16
Repurchase agreements	365,000	3,569	3.83	365,000	3,530	3.83
Total borrowings	2,895,677	22,972	3.15	2,891,349	23,389	3.25
Total interest-bearing liabilities	7,447,424	33,452	1.79	7,476,808	34,457	1.85
Other noninterest-bearing liabilities	109,842			99,825		
Stockholders' equity	1,821,535			1,884,092		
Total liabilities and stockholders' equity	$ 9,378,801			$ 9,460,725		

(Continued)

	For the Three Months Ended					
	September 30, 2012			June 30, 2012		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in thousands)					
Net interest income[5]		$ 45,853			$ 46,188	
Net interest rate spread[6]			1.68%			1.65%
Net interest-earning assets	$ 1,692,194			$ 1,748,353		
Net interest margin[7]			2.01			2.00
Ratio of interest-earning assets to interest-bearing liabilities			1.23			1.23
Selected performance ratios:						
Return on average assets (annualized)			0.76%			0.79%
Return on average equity (annualized)			3.89			3.96
Average equity to average assets			19.42			19.91
Operating expense ratio (annualized)			1.03			0.97
Efficiency ratio			46.70			43.82

(Concluded)

[1]Calculated net of unearned loan fees and deferred costs, and undisbursed loan funds. Loans that are 90 or more days delinquent are included in the loans receivable average balance with a yield of zero percent. Balance includes mortgage LHFS.

[2]MBS and investment securities classified as AFS are stated at amortized cost, adjusted for unamortized purchase premiums or discounts.

[3]The average balance of investment securities includes an average balance of nontaxable securities of $50.7 million and $52.5 million for the quarters ended September 30, 2012 and June 30, 2012, respectively.

[4]The balance and rate of FHLB advances are stated net of deferred gains and deferred prepayment penalties.

[5]Net interest income represents the difference between interest income earned on interest-earning assets, such as loans, investment securities, and MBS, and interest paid on interest-bearing liabilities, such as deposits, FHLB advances, and other borrowings. Net interest income depends on the balance of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them.

[6]Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

[7]Net interest margin represents net interest income as a percentage of average interest-earning assets.

	For the Three Months Ended					
	September 30, 2012			September 30, 2011		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
			(Dollars in thousands)			
Assets:						
Interest-earning assets:						
Loans receivable[1]	$ 5,389,577	$ 58,218	4.32%	$ 5,168,560	$ 62,019	4.80%
MBS[2]	2,401,402	16,470	2.74	2,326,183	18,953	3.26
Investment securities[2][3]	1,095,620	3,409	1.24	1,534,364	4,456	1.16
Capital stock of FHLB	132,154	1,133	3.41	125,809	1,081	3.41
Cash and cash equivalents	120,865	75	0.25	137,114	85	0.25
Total interest-earning assets[1][2]	9,139,618	79,305	3.47	9,292,030	86,594	3.73
Other noninterest-earning assets	239,183			235,016		
Total assets	$ 9,378,801			$ 9,527,046		
Liabilities and stockholders' equity:						
Interest-bearing liabilities:						
Checking	$ 585,070	$ 90	0.06%	$ 530,779	$ 110	0.08%
Savings	262,092	77	0.12	254,515	282	0.44
Money market	1,109,627	781	0.28	1,063,417	1,112	0.41
Certificates	2,594,958	9,532	1.46	2,672,814	13,098	1.94
Total deposits	4,551,747	10,480	0.92	4,521,525	14,602	1.28
FHLB advances[4]	2,530,677	19,403	3.05	2,414,028	22,660	3.72
Repurchase agreements	365,000	3,569	3.83	536,468	5,467	3.99
Total borrowings	2,895,677	22,972	3.15	2,950,496	28,127	3.77
Total interest-bearing liabilities	7,447,424	33,452	1.79	7,472,021	42,729	2.26
Other noninterest-bearing liabilities	109,842			113,391		
Stockholders' equity	1,821,535			1,941,634		
Total liabilities and stockholders' equity	$ 9,378,801			$ 9,527,046		

(Continued)

	For the Three Months Ended					
	September 30, 2012			September 30, 2011		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
			(Dollars in thousands)			
Net interest income[5]		$ 45,853			$ 43,865	
Net interest rate spread[6]			1.68%			1.47%
Net interest-earning assets	$ 1,692,194			$ 1,820,009		
Net interest margin[7]			2.01			1.89
Ratio of interest-earning assets to interest-bearing liabilities			1.23			1.24
Selected performance ratios:						
Return on average assets (annualized)			0.76%			0.70%
Return on average equity (annualized)			3.89			3.45
Average equity to average assets			19.42			20.38
Operating expense ratio (annualized)			1.03			0.97
Efficiency ratio			46.70			45.77

(Concluded)

[1]Calculated net of unearned loan fees and deferred costs, and undisbursed loan funds. Loans that are 90 or more days delinquent are included in the loans receivable average balance with a yield of zero percent. Balance includes mortgage LHFS.

[2]MBS and investment securities classified as AFS are stated at amortized cost, adjusted for unamortized purchase premiums or discounts.

[3]The average balance of investment securities includes an average balance of nontaxable securities of $50.7 million and $59.8 million for the quarters ended September 30, 2012 and September 30, 2011, respectively.

[4]The balance and rate of FHLB advances are stated net of deferred gains and deferred prepayment penalties.

[5]Net interest income represents the difference between interest income earned on interest-earning assets, such as loans, investment securities, and MBS, and interest paid on interest-bearing liabilities, such as deposits, FHLB advances, and other borrowings. Net interest income depends on the balance of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them.

[6]Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

[7]Net interest margin represents net interest income as a percentage of average interest-earning assets.